Schneider Electric

04045325

October 1st, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
Schneider Toshiba Inverter and VA TECH ELIN EBG Elektronik announce the creation of a joint venture for High Horse Power variable speed drives – Annex 1

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

dlw 10/5

Schneider Electric

Press release

Schneider Toshiba Inverter and VA TECH ELIN EBG Elektronik announce the creation of a joint venture for High Horse Power variable speed drives

Rueil Malmaison (France), September 13th, 2004 - Schneider Toshiba Inverter SAS, which is jointly owned by Schneider Electric and Toshiba Corporation, has announced it is creating a joint venture with VA TECH ELIN EBG Elektronik GmbH & Co for the product specification, development and manufacturing of high-power general purpose variable speed drives for a variety of applications. The products will be marketed by the Schneider Electric and Elin companies.

The agreement reflects the two companies' long-standing cooperation. Schneider Toshiba Inverter, with a 60% stake, will strengthen its worldwide leadership in HHP general purpose variable speed drives, while VA TECH ELIN EBG Elektronik GmbH & Co, with a 40% interest, will benefit from an integrated portfolio of products to meet its customers' needs. The joint venture is expected sales of €20 million to €30 million.

"The creation of a joint venture with VA TECH ELIN EBG Elektronik GmbH & Co represents a new stage in Schneider Toshiba Inverter's growth in this particular business," said Elie Belbel, Chairman and Chief Executive Officer, Schneider Toshiba Inverter SAS.

"For us, this partnership confirms our competence in the field of HHP general purpose variable speed drives. This step enables us, to provide our customers with a wider, integrated portfolio of products in the future," said Gerhard Geiger, Managing Director, VA TECH ELIN EBG Elektronik.

About Schneider Toshiba Inverter SAS
Schneider Toshiba Inverter SAS is a holding company, in which Schneider Electric holds a 60% stake and Toshiba Corporation 40%. It controls five marketing, development, purchasing and production subsidiaries, Schneider Toshiba Inverter Europe in France (Pacy-sur-Eure), Toshiba Schneider Inverter Co. in Japan, ST Inverter America, Inc. in the United States (Houston), PDL Electonics in NZ and Schneider Suzhou Drives in China. With 800 employees and sales of €400 million in 2003, Schneider Toshiba Inverter, the world leader in general–purpose variable speed drives, has a strong, balanced geographical coverage in Europe, Japan, China and the United States.

About VA TECH ELIN EBG Elektronik
VA TECH ELIN EBG Elektronik is the leading company in Austria for development, production and marketing of variable speed drives under the brand name "pDRIVE". With 150 employees and sales of € 45 million in 2003, VA TECH ELIN EBG Elektronik is targeting the European market, with a strong position in high performance drive applications.

Investor Relation :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique